SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of	July	2025
Commission File Number	001-39298

Sprott Inc.
(Translation of registrant’s name into English)

Suite 2600, 200 Bay Street Royal Bank Plaza, South Tower Toronto, Ontario, Canada M5J 2J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☐     Form 40-F     ☒

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Press Release dated July 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sprott Inc.
(Registrant)

Date:	July 31, 2025	By:	/s/ Kevin Hibbert
			Name:	Kevin Hibbert
			Title:	Senior Managing Partner and Chief Financial Officer